CNA Plaza Chicago IL 60685-0001	D. Craig Mense Executive Vice President and Chief Financial Officer Telephone 312-822-1222 Facsimile 312-822-2004 Internet craig.mense@cna.com

June 25, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	CNA Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 21, 2013 File No. 001-05823

VIA EDGAR FILING

Dear Mr. Rosenberg:

We acknowledge receipt of the letter of comment dated June 12, 2013 from the Commission (the “Comment Letter”) with regard to the above-referenced filing.

Our response to the Comment Letter is set forth below. For your convenience, the staff's comment has been repeated herein and is followed by our response. CNA Financial Corporation (CNAF) and its subsidiaries are referred to as “the Company,” “CNA,” “we,” “our” and “us.”

Notes to Consolidated Financial Statements
Note M. Stockholders' Equity and Statutory Accounting Practices, page 121

1.	Please provide us proposed disclosure to be included in future filings to address the following:

•
Although you disclose in the first and second paragraphs on page 122 that your insurance subsidiaries currently meet or exceed the minimum capital requirements, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

•
Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by CNA Financial Corporation to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

•	Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

www.cna.com

CNA Response

ASC 944-505-50-1b

The paragraphs referenced in the Staff's comment broadly discuss risk-based capital (RBC), the existence of minimum requirements and state that all of our subsidiaries exceeded the minimum requirements at December 31, 2012 and 2011.

As noted in the second paragraph under Statutory Accounting Practices on page 121 of our 2012 Annual Report on Form 10-K, Continental Casualty Company (CCC) directly or indirectly owns all significant subsidiaries. In the determination of CCC's RBC, the RBC capital charges of each of its insurance subsidiaries are considered. As a result, CCC's stand-alone RBC reasonably approximates the statutory capital adequacy of the domestic insurance group. At December 31, 2012, CCC statutory capital and surplus was approximately 240% of company action level RBC, which is the level of RBC that triggers a heightened level of regulatory supervision.

In future filings of our Annual Report on Form 10-K, we will provide a quantitative measure of how much CCC's statutory capital and surplus exceeds the amount necessary to satisfy regulatory requirements. For purposes of illustration, had we added this enhanced disclosure to our 2012 Annual Report on Form 10-K, the following would appear under the Statutory Information table on page 122 (new language is in italics).

The Combined Continental Casualty Companies statutory capital and surplus above was approximately 240% and 243% of company action level RBC at December 31, 2012 and 2011, respectively. Company action level RBC is the level of RBC which triggers a heightened level of regulatory supervision. The statutory capital and surplus of the Company's foreign insurance subsidiaries is not significant to the overall statutory capital and surplus.

Rule 4-08(e)(1)

There is no amount of retained earnings or net income that is restricted, however the regulatory considerations related to our insurance subsidiaries and the minimum capital requirements under our credit facility significantly influence the amount of dividends paid.

As reflected in the parent company financial statements, at December 31, 2012 CNAF held approximately $450 million of liquid invested assets. As noted in the second paragraph under Statutory Accounting Practices on page 121 of our 2012 Annual Report on Form 10-K, CNAF's ability to pay dividends is significantly dependent on receipt of dividends from CCC. This is the primary practical constraint regarding CNAF's payment of dividends as it has no other significant source of funds. Accordingly, we disclose the amount of dividends CCC can pay that is not subject to prior approval by the Illinois insurance regulator. We also state that the actual level of dividends paid by CCC is determined after an assessment of available dividend capacity, holding company liquidity and cash needs as well as the impact the dividends will have on its statutory surplus.

In addition in Note J. Debt on page 108, we disclose that our line of credit agreement includes a covenant regarding maintenance of minimum consolidated net worth, as defined. At December 31, 2012 the minimum consolidated net worth, as defined, was $7.8 billion.

In future filings of our Annual Report on Form 10-K, we will provide enhanced disclosure with respect to the requirements of Rule 4-08(e)(1). For purposes of illustration, had we added this enhanced disclosure to our 2012 Annual Report on Form 10-K, the following would appear in Note M. Stockholders' Equity and Statutory Accounting Practices on page 121 and in Note J. Debt on page 108 (new language is in italics and deleted language in strike-through).

2

Common Stock Dividends
Dividends of $0.60 and $0.40 per share on CNA's common stock were declared and paid in 2012 and 2011. No common stock dividends were declared or paid in 2010.

There are no restrictions on the retained earnings or net income of CNAF with regard to payment of dividends to its stockholders. However, given the holding company nature of CNAF, its ability to pay a dividend is significantly dependent on the receipt of dividends from its subsidiaries, particularly CCC, which directly or indirectly owns all significant subsidiaries. See the Statutory Accounting Practices section below for a discussion of the regulatory restrictions on CCC's ability to pay dividends.

CNAF's ability to pay dividends is indirectly limited by the minimum consolidated net worth covenant in the Company's line of credit agreement. See Note J. Debt.

Statutory Accounting Practices
CNAF's insurance subsidiaries are domiciled in various jurisdictions. These subsidiaries prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the respective jurisdictions' insurance regulators. Domestic prescribed statutory accounting practices are set forth in a variety of publications of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and general administrative rules. These statutory accounting principles vary in certain respects from GAAP. In converting from statutory accounting principles to GAAP, the more significant adjustments include deferral of policy acquisition costs and the inclusion of net unrealized holding gains or losses in stockholders' equity relating to certain fixed maturity securities.

~~CNAF's ability to pay dividends and other credit obligations is significantly dependent on receipt of dividends from CCC as it directly or indirectly owns all significant subsidiaries~~. The payment of dividends by CNAF's insurance subsidiaries without prior approval of the insurance department of each subsidiary's domiciliary jurisdiction is generally limited by formula. Dividends in excess of these amounts are subject to prior approval by the respective insurance regulator.

Note J. Debt
On April 19, 2012, the Company entered into a new credit agreement with a syndicate of banks. The new credit agreement established a four-year $250 million senior unsecured revolving credit facility which is intended to be used for general corporate purposes. At the Company's election, the commitments under the new credit agreement may be increased from time to time up to an additional aggregate amount of $100 million, and two one-year extensions are available prior to the first and second anniversary of the closing date subject to applicable consents. Under the new credit agreement, the Company is required to pay a facility fee which would adjust automatically in the event of a change in the Company's financial ratings. The new credit agreement includes several covenants, including maintenance of a minimum consolidated net worth and a specified ratio of consolidated indebtedness to consolidated total capitalization. The minimum consolidated net worth, as defined as of December 31, 2012 was $7.8 billion. As of December 31, 2012, we had no outstanding borrowings under the new credit agreement

ASC 944-505-50-2 through 50-6

Our domestic insurance subsidiaries are domiciled in Illinois, Pennsylvania, New Jersey and South Dakota. These states require their domestic insurance companies to prepare their statutory financial statements in accordance with NAIC statutory accounting practices and generally do not have statutory accounting practices that differ from the NAIC.

3

With respect to the statutory financial information disclosed on page 122, there are no permitted practices that have a significant effect on the amounts disclosed or our risk-based capital. As a result, no disclosures under ASC 944-505-50-2 through 50-6 were required. Please note that we have provided these disclosures in prior years when a permitted practice did have a material impact on our statutory surplus.

* * * * * * *

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at (312) 822-1222 or fax at (312) 822-2004.

Very truly yours,

/s/ D. Craig Mense
D. Craig Mense
Executive Vice President and
Chief Financial Officer

Cc:	Kei Nakada, Division of Corporation Finance Staff Accountant
Mark Brunhofer, Division of Corporation Finance Senior Staff Accountant

4